RadioShack Corporation
300 RadioShack Circle
MS CF3-103
Fort Worth, TX 76102
(817)415-3748

FOIA CONFIDENTIAL TREATMENT REQUEST

February 10, 2011

VIA EDGAR (REDACTED)
VIA FEDEX AND FAX TO 202-772-9204 (INCLUDING CONFIDENTIAL PORTIONS)
Mr. Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	RadioShack Corporation
Form 10-K for the period ended December 31, 2009
Filed February 22, 2010
Definitive Proxy Statement on Schedule 14A Filed April 16, 2010
Form 10-Q for the period ended September 30, 2010
Filed October 25, 2010
File No. 001-05571

Dear Mr. Mew:

RadioShack Corporation (the “Company”) is pleased to respond to the comment of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K as set forth in your letter dated January 21, 2011. This letter follows our telephone conference call with you on February 8, 2011.  For convenience, the staff’s numbered comments are shown below in italicized text, followed by the Company’s responses.

Pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”), the Company requests that confidential treatment under the Freedom of Information Act (“FOIA”)(5 U.S.C. §522) be afforded to the redacted portions of this letter, which are marked with [***] and with the confidentiality legend required by Rule 83.  A complete version of this letter that includes the redacted confidential information has been provided to the staff.

The Company believes the redacted information is covered by one or more exemptions in the FOIA, for reasons of business confidentiality.  If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the redacted information referred to in this letter, pursuant to FOIA or otherwise, we request in accordance with Rule 83 that the Company be promptly notified and furnished with a copy of all written materials pertaining to such a request so that the Company may further substantiate the foregoing request for confidential treatment.  Please address any notifications of a request for access to the redacted information to the undersigned at the above address.

Form 10-K for period ended December 31, 2009

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

FOIA Confidential Treatment Request by RadioShack Corporation

Mr. Andrew Mew
Securities and Exchange Commission
February 10, 2011

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 55

1.
We note your response to comment two of our letter dated November 8, 2010, regarding revenue earnings process for the sale of a typical wireless phone handset. However, we continue to believe the sale of a wireless phone handset under a bundle arrangement has separate tangible product and service components in which their respective revenues should be classified separately on the face of the income statements. In future filings, please revise to present upfront commissions and recurring residual revenues separately from product revenues in income statements. Please also revise your disclosures and discussions in Management’s Discussion and Analysis accordingly. Refer to Rule 5-03 (1) of Regulation S-X.

Response

As we discussed on the conference call, both recurring residual revenues and upfront commissions are earned in connection with the wireless handset sale and thus should not be characterized as service revenues. The residual income payments are simply commissions that are paid by the wireless service providers to the Company over time as opposed to upfront. The wireless service providers pay us a percentage of the customer’s bill as it is collected from the customer. Although these amounts are earned upon sale of the wireless handset, they are not recognized in revenue for accounting purposes upfront as they do not meet the “fixed and determinable” criterion set forth in SAB Topic 13, Revenue Recognition. Despite this, the source and character of the underlying revenue is no different than that of the upfront commissions.

Residual income was [***] or [***] of our consolidated net sales and operating revenues in 2010. We estimate that residual income will be [***] or approximately [***] of our consolidated net sales and operating revenues in 2011.

As noted above, to assist the staff with its review we will separately deliver a copy of this letter including the redacted information to you and members of your staff by overnight mail and fax. If you have any questions or would like to discuss these issues further, please contact me at the above number.

Sincerely,

James F. Gooch
President and Chief Financial Officer

cc:          Office of Freedom of Information and Privacy Act Operations (redacted version)
James Allegretto
Millwood Hobbs

FOIA Confidential Treatment Request by RadioShack Corporation